EXHIBIT 99.1

Internet Gold - Golden Lines Will Issue NIS 106,813,717
of its Series D Debentures in Exchange for NIS 103,102,043
 of Series C Debentures

Ramat Gan, Israel, October 6, 2014 - Internet Gold - Golden Lines Ltd. (the "Company", Internet Gold") (NASDAQ and TASE: IGLD), today announced that the Company conducted a private placement of NIS 106,813,717 par value of its Series D Debentures to certain institutional, "qualified" and private investors in Israel in exchange for NIS 103,102,043 par value of its outstanding Series C Debentures (approximately 15.20% of the Series C Debentures).

The private placement was structured as an increase to the outstanding Series D Debentures of the Company, which were first issued in March 2014. Upon completion of the exchange offer, an aggregate principal amount of NIS 575,751,329 par value of Series C Debentures will remain outstanding.

The Series C Debentures purchased by the Company will be cancelled and the remaining outstanding debentures of both series will continue to trade on the Tel Aviv Stock Exchange.

The terms of the newly issued Series D Debentures will be identical to the terms of the Series D Debentures that were issued in March 2014.

The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval (TASE approval), and initial re-sales will be restricted by applicable securities laws.

The exchange of the Debentures was conducted as a private placement to several "classified"/"institutional" investors and "qualified" investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law), and to few private investors - all pursuant to Regulation S under the U.S. Securities Act of 1933. The securities have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The private placement is also subject to the confirmation by Midroog Ltd., an Israeli rating company, of  a local Baa1 stable rating with respect to  the new Series D Debentures that will be issued in the proposed transaction.